

April 27, 2022

Ajit Ramalingam
Senior Vice President, Chief Accounting Officer
Bio-Rad Laboratories, Inc.
1000 Alfred Nobel Drive
Hercules, CA 94547

      Re: Bio-Rad Laboratories, Inc.
          Form 10-K for the year ended December 31, 2021
          Filed February 11, 2022
          File No. 001-07928

Dear Mr. Ramalingam:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Consolidated Financial Statements, page 38

1.   We note from your disclosure that you determined that you do not have significant influence over Sartorius AG. Please address the following:
   - Given your investment in excess of 20% of the voting stock, explain how you believe the presumption in ASC 323-10-15-8 that, in the absence of predominant evidence to the contrary, you have significant influence has been overcome. In your response, please discuss whether any of the relevant indicators described in ASC 323-10-15-10 would apply.
   - Describe the governance structure of Sartorius AG, including the roles and responsibilities of the Supervisory Board and the Executive Board. Explain how board members are appointed, and the current composition of each board. Describe to us any rights you have in the governance of Sartorius AG, including rights to nominate or appoint a member or members to Sartorius AG's boards or approve

certain transactions. Describe what rights shareholders have in the governance of Sartorius AG, including the right or obligation to approve certain transactions or other company matters, and how such items are determined (e.g., majority shareholder vote, etc.). Describe to us the role the trust plays in the corporate governance of Sartorius AG (e.g., who votes the trust's shares and any guidelines the trust or trustee must adhere to).

- Describe any rights and privileges of the preference shares (e.g., dividend rights, liquidation preferences, approval or veto rights, notification rights, etc.).
- Describe any other agreements with Sartorius AG (e.g., management agreements, licenses, etc.).
- Provide us with additional background behind the 400 million Euros loan to Sartorius-Herbst Beteiligungen II GmbH in November 2021. Include a description of the purpose of the loan, how you came to be the issuer of the loan, how the loan is to be repaid, the circumstances that would result in receipt of ordinary shares of Sartorius AG, and the relationship between Sarorius-Herbst Beteiligungun II GmbH (as credtor) and Sartorius AG and how the creditor will likely have no other assets from which to repay the loan.
- Explain to us why you do not have the ability to access the operating or financial information necessary to apply the equity method of accounting when Sartorius AG's financial statements appear to be published elsewhere. Tell us whether there are any financial reporting requirements under any of Sartorius AG's equity or loan agreements.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences